MTHE MAGRI LAW FIRM, PLLC

(A New York Professional Limited Liability Company)

Philip Magri, Esq.*#	11 Broadway, Suite 615
New York, NY 10004
T: (646) 502-5900
F: (646) 836-9200
pmagri@magrilaw.com
www.magrilaw.com

*Licensed in NY (Registration No: 2741619)

#Licensed in FL (Registration No: 0103350)

June 19, 2013

VIA EDGAR CORRESPONDENCE

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Attn: Larry Spirgel – Assistant Director

Re:	Pan Global, Corp.
Form 8-K
Filed May 2, 2013
Form 10-Q for Fiscal Quarter Ended March 31, 2013
Filed May 15, 2013
File No. 333-167130

Dear Mr. Spirgel:

In reference to your letter, dated May 29, 2013, pertaining the above-captioned filings of Pan Global, Corp., a Nevada corporation (the “Company”), below please find the Company’s responses to the enumerated comments contained therein. The comments have been duplicated for your ease of reference.

Please be advised that the Company has filed a Form 8-K/A (Amendment No. 1) and Form 10-Q/A (Amendment No. 1) with the Commission today via EDGAR.

Do not hesitate to contact me if you have any questions or comments regarding this matter. Thank you for your time and assistance.

Very truly yours,

/s/ Philip Magri

Item 5.06 Change in Shell Company Status

1.	Please tell us why management has determined that you “are no longer a shell company” as defined in Rule 405 of the Securities Act and Rule 12b-2 of the Exchange Act. We note, among other factors, that on page 3 that your business is focused on “developing” environmentally sustainable energy and infrastructure projects and technologies, on page 4 you state that you “intend” to pursue opportunities and also that your business model is based on three “prospective” revenue streams. Your response should include a detailed explanation of your current operations.

RESPONSE:

The Company does not believe it is a shell company as defined in Rule 12b-2 under the Securities Exchange Act of 1934.  Rule 12b-2 sets forth a two-part test to determine whether a registrant is a shell company.  Specifically, Rule 12b-2 defines “shell company” as a registrant that has (1) no or nominal operations; and (2) either: (i) no or nominal assets; (ii) assets consisting solely of cash and cash equivalents; or (iii) assets consisting of any amount of cash and cash equivalents and nominal other assets (emphasis added).  Thus, if a registrant can prove it has more than nominal operations, it cannot be considered a shell company as defined in Rule 12b-2.

The determination as to whether a registrant’s operations are more than nominal is a case-by-case analysis.  In this regard, the Company believes that the following factors indicate that the Company’s operations are more than nominal and therefore, the Company should not be deemed a shell company:

●	The Company’s revenues have been provided through the provision of consulting services in connection with business and strategic advisory work for the deployment of a new solar photovoltaic technology for the owner of the technology.
●	The Company is currently negotiating two new energy technology consulting services agreements which we expect will, if consummated, generate revenue within the coming fiscal quarters. Under these new consulting contracts, if consummated, the Company will provide project development consulting services in connection with energy power generation facilities located in India. In addition, we may invest in these projects along with the owner, subject to our successfully raising sufficient financing.
●	Pan Asia has recently acquired two new management personnel who had been working with Pan Asia informally since its inception in July 2012. The Company will utilize these two employees, along with consultants to whom the Company will outsource work on an “as needed” basis, to provide the consulting services under the new consulting services contracts. The two management personnel are also in the process of hiring an additional manager to assist the Company with its consulting projects and business development.
●	The Company has been working with consultants to develop a plan for the Company’s sustainable infrastructure business, specifically, its greenhouses business. The Company is currently negotiating a lease for a ten acre parcel of land located near the city of Ludhiana, Punjab, India for the development and construction of the Company’s first greenhouse and expects to execute this lease agreement within the next 15 days.
●	The Company has also been holdings discussions with a major North American greenhouse equipment supplier who is assisting the Company in identifying a lead manager for our greenhouse business in India. The Company has identified one such individual and has verbally engaged him to undertake a study of the Indian hydroponic/greenhouse industry and market during the next quarter, while the Company also negotiates an employment arrangement with him for managing the design process and operations of our greenhouse facilities. This individual is a post-graduate of a leading agricultural university in Punjab, India, where he maintains a contact network, working relationships and academic ties. He has also undertaken significant training in hydroponics/greenhouse operation at various hydroponics/greenhouse training institutes in The Netherlands and has extensive experience operating greenhouse facilities in North America. The greenhouse facility the Company is planning to build consists of a one acre operation on the aforementioned ten acre parcel of land. In the first phase, we intend to produce vegetable and herb crops (including tomatoes, cucumbers, capsicum, subject to our market study) for the local market. The Company’s new manager of greenhouse development and operations is expected to complete the business plan and study for the greenhouse business next quarter, following which we will begin working with the North American greenhouse equipment supplier for designing and construction of the facility. Working with the equipment supplier in North America, we intend to engage local contractors for construction of the facility. Shortly before facility commissioning, our new manager is expected to hire four or five permanent employees for the first greenhouse operations.

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In addition, there is a distinction between a shell company and a startup company.  In Footnote 172 to SEC Release No. 33-8869 (the “Release”) regarding revisions to Rule 144 under the Securities Act as related to shell companies, the SEC states that “Rule 144(i)(1)(i) is not intended to capture a ‘startup company,’ or, in other words, a company with a limited operating history, in the definition of a reporting or non-reporting shell company, as we believe that such a company does not meet the condition of having ‘no or nominal operations.’”  Accordingly, the Company believes that it is a startup company and not a shell company under Section 12b-2 of the Exchange Act in light of Footnote 172 to the Release. We have revised the disclosure in the Form 8-K/A to state that the Company is a startup company with a limited operating history and we’ve added disclosure regarding the Company’s past and current operations.

Business Development, page 4

2.	Please expand your disclosure to discuss in greater detail you “management’s network of contacts” in India and around the world. We note that you currently have a single employee and officer. Please revise to indicate whether your network of contacts is solely based on his personal and professional contacts.

RESPONSE:

We have expanded the disclosure to state that the network of contacts is derived from the personal and professional associations of our CEO and the two recent additions to the management team in India.

3.	Please revise your disclosure to discuss how you are able to execute your planned business opportunities in light of having only one employee. We note that you disclosure a variety of activities including consulting and investing in wind, geo-thermal and other energy sources, for example.

RESPONSE:

We have expanded the disclosure to state that we intend to execute our business strategy by utilizing our CEO, two newly hired employees in India and consultants hired on an “as needed” basis and with the assistance of an experienced individual to undertake a study of the Indian hydroponic/greenhouse industry and market during the next quarter, while we also negotiate an employment arrangement with him for managing the design process and operations of our greenhouse facilities. Shortly before facility commissioning, our new manager is expected to hire four or five permanent employees for the first greenhouse operations.

Business Model, page 4

4.	Please revise your disclosure to provide greater detail about what steps you have taken in “the process” of building an energy efficient audit and consulting team.

RESPONSE:

We have expended the disclosure to state that as of the Company’s process of building an energy efficiency audit and consulting team in India, the Company recently hired two qualified individuals who recently owned and managed an existing business in this sector and who had been informally working with our CEO since Pan Asia’s inception in July 2012. The two individuals are currently working with the Company on a part-time basis on development activities but will work full-time as consultants upon the Company consummating either one of the two consulting agreements currently in negotiation.

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5.	Additionally, revise your disclosure to reconcile your use of the term “team” when your disclosure on page 8 indicates you currently have a single employee.

RESPONSE:

We have revised the disclosure to note that the term “team” includes our CEO and two recently hired individuals in India.

Infrastructure, page 5

6.	Please expand your disclosure to discuss in greater detail what kind of “large retail buyers” you intend to sell produce.

RESPONSE:

We have expended the disclosure to state that the large retail buyers to whom we intend to sell produce include well-known international and domestic Indian retail chain food store operators who are willing to buy directly from local farm producers.

7.	Please discuss in greater detail any steps taken to develop a “marketing strategy” that establishes your produce business.

RESPONSE:

We have expanded the disclosure by adding the following:

Our assessment and development of such a marketing strategy is based on an analysis of market trends from discussions with existing agricultural producers in India. While we believe the trend toward organic, natural produce is revealed in our observation of market trends, we intend to undertake more comprehensive analysis prior to launching an agricultural operation. The planning for this operation is being undertaken in conjunction with a major greenhouse equipment supplier based in North America, who are providing advice and assisting us with identifying a management executive with experience in greenhouse grow operations who is willing to relocate to India. This planned hire of a greenhouse management executive will be a key part of our continued development of our marketing strategy.

Industry Analysis, page 5

8.	In the first paragraph of this section, you discuss the use of “superior and more efficient technology.” Please expand your disclosure to discuss what technology you are referring to including whether you hold this technology either as intellectual property or as another form of asset. We note that your disclosure on page 8 indicates that you do not hold any patents or trademarks.

RESPONSE:

We have expanded the disclosure per this comment discuss the technology we are referring to and that although we do not currently own or hold any proprietary technology or licenses, we are aware of a number of such technologies available for license while others are available as off-the-shelf equipment.

9.	You state that you intend to focus on small and medium size projects, whereas large projects are 50 MW or more. Please revise to provide context for what may constitute the scale of a small or medium-size project.

RESPONSE:

We have expanded the disclosure per this comment to state that in our view, medium-size projects comprise such facilities that have a rated capacity of approximately 5 MW- 50 MW and small projects would be defined as those with a rated capacity below 5 MW.

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Marketing, page 6

10.	Please explain how your intend to raise the capital necessary to execute your business plan given that your planned projects involve “multi-million dollar investment outlays” and you currently have minimal assets and cash.

RESPONSE:

We have expanded the disclosure by adding the following:

In order to fund the multi-million dollar investments discussed earlier in this section, we intend to formulate a financing strategy as we secure various projects. We anticipate we will need to raise equity capital by issue of new shares for working capital, for project development expenses and for our desired contributions towards project equity capital. We also intend to make use of traditional power and infrastructure project financing methods, whereby we will seek established power and infrastructure sector investors to invest equity and debt capital directly into our fully licensed projects, in which case we would retain a negotiated equity percentage in a project.

11.	Please explain who your “potential customers” are and why you believe they would be amenable to a phased growth approach. Explain how long term agreements decrease risk and are an advantage to you and customers.

RESPONSE:

We have expanded the disclosure per this comment to include the following:

We believe our potential customers are amenable to such a phased growth approach, as it decreases their risk as well as ours, since they must sign long term power purchase agreements with us. We believe potential customers will be amenable to phased project growth because, while various renewable energy technologies (such as hydro, solar PV and wind) are well-established, many potential customers are not yet directly experienced operating under such technologies and they often seek to transition to a reliance on renewable energy in small phases. Such clients may seek to deploy a small facility of approximately a few hundred kilowatts that will expand over time at the same location to power a particular client facility that actually has greater power needs or clients may choose such a project size for a single facility that requires a limited amount of power before expanding adoption of renewable power at their other facilities. A phased project build out approach in the manner we are describing will impact our clients’ annual power costs minimally (build outs of 100 KW increments will generate purchase obligations to us up to approximately $50,000 and significantly less than this amount when netted against the cost of the grid power the renewable energy facility replaces. In addition, long term power purchase contracts between us and our customers are expected to provide power price stability that most customers desire, compared to their exposure to grid electricity prices which tend to increase over time according to regulatory and political considerations. Long term power purchase agreements with us are also valuable to our clients as compared to their heavy reliance on backup diesel powered generators, which serve as a replacement for when grid power is cut off, as frequently happens in many parts of India. Long term power purchase contracts are also valuable to us because many of our potential funding sources require us to demonstrate a deal structure that provides sufficient assurance that any investment in a power project will be recovered 3-10 years prior to the equipment’s useful life, which is typically 25-30 years. We intend to target requests for proposals for small projects from government and to approach private businesses willing to adopt our energy solutions. In particular, we intend to target those areas where potential power customers face high power and fuel costs near or exceeding the cost of alternatives we can provide and where customers face inconsistent power availability. Such customers include many commercial and industrial power users, who typically pay higher electricity tariffs than households and the agricultural sector. In parts of India, commercial and industrial users already face electricity costs, including grid and diesel generator backup power, that exceed the cost of renewable energy, such as solar photovoltaics (so-called “grid-parity”). The types of industrial and commercial customers we intend to target for private power generation contracts include, but are not limited to, large international and domestic Indian companies who we are aware seeking renewable power solutions. In addition to “grid parity”, part of the driving factor for such firms to seek renewable energy solutions are federal and state government mandates in India which require many of these electricity users to achieve certain minimum thresholds for renewable energy use.

Need for Governmental Approval of Products or Services, page 8

12.	Please expand this section to discuss specific government permits, authorization, regulations or other legal frameworks that will directly impact your planned business operations. Include a discussion of potential expense, waiting periods and approval processes as appropriate.

RESPONSE:

We have revised this disclosure per this comment.

Government and Industry Regulation, page 8

13.	Similarly, expand the disclosure under this heading to discuss specific law and regulations and regulatory bodies that may impact your operations. Provide greater detail as to what impact “securities regulation” and “tax rules and regulations” may have on your business and investors.

RESPONSE:

We have deleted the heading and disclosure and included the necessary disclosure under the sections “Need for Governmental Approval of Products or Services” and “Environmental Laws.”

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Environmental Laws, page 8

14.	Revise the disclosure under this heading to provide more detailed discussion of potential federal, state and local environmental laws you may be subject tying this to your planned geographical operations in India, for example.

RESPONSE:

We have revised the disclosure to discuss the potential environmental laws the Company’s planned geographical operations may be subject to in India.

Management’s Discussion and Analysis…, page 15

15.	Please expand your disclosure to discuss how as a result of the Share Exchange, Brookstone Partners LLC controlled both Savvy and Pan Asia. Disclose and discuss the background and existing relationship between Brookstone and Pan Asia including parties involved and interests held. Additionally, make clear that Stella Lumawag, through Brookstone’s holdings of Series B Non-Convertible Preferred Stock, has voting control over the company.

RESPONSE:

We have expanded the disclosure pursuant to this comment.

16.	We note your statement that on May 2, 2013, the OTCBB symbol for the company’s common stock was changed from “SVYB” to “PGLO.” However, the OTCBB webpage indicates that there was existing trading under the symbol “PGLO” for the entity Pan Global Corp. Please expand your disclosure to explain and discuss this point.

RESPONSE:

Please see below which is on the “OTCBB/Other-OTC/Portal Daily List Index 2013” for May 1, 2013 on the OTCBB’s websitewhich shows that the Company’s symbol was changed from SVYB to PGLO, effective on May 2, 2013. I discussed the matter with a representative from the OTCBB regarding the chart on the OTCBB website which shows activity in the Company’s common stock prior to May 2, 2013 and she confirmed that any trades prior to May 2, 2013 were under the Company’s former symbol, SVYB. To clarify the matter, however, in the Form 8-K, I have revised the disclosure to read as follows:

“On May 1, 2013, FINRA announced that the OTCBB symbol of the Company’s Common Stock would be changed from SVYB to PGLO, effective May 2, 2013. Trading in the Company’s Common Stock before May 2, 2013 was under Savvy’s trading symbol, SYVB.”

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Updated	Date	Old Symbol	Old Name	New Symbol	New Name	Comment
13:09	5/2/2013	AQLVD	Verity Corp. (NEW) Common Stock	VRTY	Verity Corp. Common Stock	**
13:09	5/2/2013	FROI	Fero Industries, Inc. Common Shares	ROTH	PharmaRoth Labs, Inc. Common Shares	**
13:09	5/2/2013	PRSAF	PA Resources Ab Ordinary Shares (Sweden)	PRSAF	PA Resources Ab Ordinary Shares (Sweden)	CUSIP Change only **
13:09	5/2/2013	SLTZD	Solar Thin Films, Inc. NEW Common Stock	SLTZ	Solar Thin Films, Inc. Common Stock	**
13:09	5/2/2013	SVYB	Savvy Business Support, Inc. Common	PGLO	Pan Global, Corp. Common Stock	**

100% 1:58 PM 6/3/2013

Source: OTCBB/Other-OTC/Portal Daily List Index 2013, May 1, 2013 http://www.otcbb.com/asp/dailylist_detail.asp?d=05/01/2013&mkt_ctg=ALL

Security Ownership of Certain Beneficial Owners and Management, page 19

17.	We note the inclusion of footnote 6 to your table under this heading. Please explain the purpose for this term and arrangement. We note that this was a similar term included in the S-1 for the predecessor entity, Savvy Business Support Inc., included as an anti-takeover measure to assure control by prior controlling party, Virginia Sourlis.

RESPONSE:

We have supplemented the disclosure to explain that the Company implemented the limitation of the conversion feature of the Series A Preferred Stock was to ensure that the holder of the Series A Preferred stock would not be deemed to be an affiliate of the Company to prevent such holder from effecting a change in control of the Company from the Company’s former controlling party, Virginia K. Sourlis, as a result from converting his or her Series A Preferred Stock.

Directors and Executive Officers, page 20

18.	Please revise your disclosure to discuss the relationship between the existing shareholder, Edward Whitehouse, the brother-in-law of Virginia Sourlis, and his involvement in Savvy Business.

RESPONSE:

We have added the underlined disclosure below (emphasis added):

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DIRECTORS AND EXECUTIVE OFFICERS

As previously reported by Savvy in its Form 10-Q for the quarter ended December 31, 2012, on February 12, 2013, Virginia K. Sourlis resigned from the Board of Directors of Savvy and as the President and Chief Executive Officer of Savvy, effective immediately. Ms. Sourlis’ resignation from Savvy was not due to or a result of any disagreements with the Company. Ms. Sourlis is the sister-in-law of Edward Whitehouse, a stockholder of the Company who currently owns 1,000 shares of Common Stock and 2,250,000 shares of Series A Preferred Stock. Mr. Whitehouse had purchased a total of 4,500,000 shares of Series A Preferred Stock on September 25, 2012 from the Company for $450 under Section 4(2) of the Securities Act. On September 26, 2012, Savvy filed a Registration Statement on Form S-1 (File No: 333-184110) therein registering an aggregate of 90,000,000 shares of Common Stock issuable upon the conversion of the 4,500,000 shares of Series A Preferred Stock under the Securities Act on behalf of Mr. Whitehouse, as the selling stockholder. On November 7, 2012, the Securities and Exchange Commission declared the Registration Statement effective. Mr. Whitehouse has never had a managerial role or decision-making authority in the Company nor does he have one today.

Recent Sales of Unregistered Securities, page 27

19.	Please revise your disclosure to include the name of party to whom you sold the promissory notes listed here.

RESPONSE:

We have revised the disclosure to include the names of the parties to whom we sold the promissory notes.

Exhibits, page 30

20.	Please revise your exhibit table for legibility.

RESPONSE:

We have revised the exhibit table for legibility.

Form 10-Q for the quarterly period ended March 31, 2013

Note 4—Note Payable, page F-6

21.	We note you entered into three promissory notes on November 8, 2012, February 12, 2013, and February 22, 2013 totaling $268,000. Tell us and disclose whether the counter-parties (i.e. Anatom Associates SA) of all, or any, of these promissory notes are related parties.

RESPONSE:

Note 4 has been revised to disclose that Anatom Associates, S.A. is an unrelated party.

NOTE 4 - Notes Payable

On November 8, 2012, the Company issued a five-month promissory note to Anatom Associates, S.A, an unrelated party, in the principal amount of $193,000 bearing interest at the rate of 8% per annum. The note is currently in default.The Company used the proceeds of this note to redeem an aggregate of 2,700,000 shares of Common Stock of the Company held by Virginia K. Sourlis, the Company’s then sole executive officer and director, for $189,000 on November 9, 2012.

On February 12, 2013, the Company issued a promissory note to Anatom Associates, S.A, an unrelated party, in the principal amount of $50,000 bearing interest at the rate of 8% per annum and maturing on the one year anniversary of the date of issuance. The Company may prepay the outstanding principal and interest of the promissory note without penalty.The Company used the proceeds of this note to redeem an aggregate of 825,000 shares of Common Stock of the Company held by Virginia K. Sourlis, the Company’s then sole executive officer and director, for $50,000 on February 12, 2012.

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On February 22, 2013, the Company issued a promissory note to Anatom Associates, S.A., an unrelated party, in the principal amount of $25,000 bearing interest at the rate of 8% per annum and maturing on the one year anniversary of the date of issuance. The Company may prepay the outstanding principal and interest of the promissory note without penalty.The Company used the proceeds of this note to redeem an aggregate of 275,000 shares of Common Stock of the Company held by Virginia K. Sourlis, the Company’s then sole executive officer and director, for $25,000.

22.	Please describe and disclose the correlation and business purpose, if any, between the company entering into three promissory notes on November 8, 2012, February 12, 2013, and February 22, 2013 for $268,000 and the company’s redemption of Common Stock held by Virginia K. Sourlis for $264,000.

RESPONSE:

We have revised the disclosure to state that the proceeds of the three promissory notes were used to redeem shares of common stock of the Company held by Virginia K. Sourlis. Please see the disclosure above in response to Comment 21.

Note 7—Subsequent Events, page F-7

23.	Please describe and disclose the correlation and business purpose, if any, between the company entering into three more promissory in April 2013 totaling $100,000 and the company’s redemption of Common Stock held by Virginia K. Sourlis for $41,092.

RESPONSE:

We have revised the disclosure to state that the promissory notes issued on April 12, 2013 and April 23, 2013 totaling $50,000 were issued to Brookstone Partners, LLC and that Brookstone converted these two promissory notes on April 23, 2013 for an aggregate of 500 million shares of Common Stock of the Company. We also revised the disclosure to state that the Company issued a one-year promissory note to Anatom Associates, S.A., an unrelated party, on April 30, 2013 in the principal amount of $50,000 and that the Company used the net proceeds of this note to redeem 1,100,000 shares of Common Stock of the Company held by Virginia K.Sourlis for $41,092 on April 30, 2013. The disclosure now reads as follows.

Issuance of Unsecured Convertible Promissory Notes

On April 12, 2013, the Company issued a promissory note to Brookstone Partners, LLC, a principal stockholder of the Company, in the principal amount of $5,000 bearing interest at the rate of 0% per annum and maturing on May 12, 2013. On April 23, 2013, Brookstone Partners, LLC converted the promissory note into 50,000,000 shares of Common Stock of the Company.

On April 23, 2013, the Company issued a promissory note to Brookstone Partners, LLC, a principal stockholder of the Company, in the principal amount of $45,000 bearing interest at the rate of 0% per annum and maturing on May 23, 2013. On April 23, 2013, Brookstone Partners, LLC converted the promissory note into 450,000,000 shares of Common Stock of the Company.

Brookstone Partners, LLC also holds an aggregate of 100 shares of the Company’s outstanding Series B Preferred Stock which has 80% voting power. Stella Lumawag is the Managing Member of Brookstone Partners, LLC and has voting and dispositive control of the shares held by Brookstone.

On April 30, 2013, the Company issued a promissory note to Anatom Associates, S.A., an unrelated party, in the principal amount of $50,000 bearing interest at the rate of 8% per annum and maturing on the one year anniversary of the date of issuance.

The Company used the proceeds of this note to redeem an aggregate of 1,100,000 shares of Common Stock of the Company held by Virginia K. Sourlis, the Company’s former sole executive officer and director, for $41,092 on April 30, 2013.

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ACKNOWLEDGMENT

I, Bharat Vasandani, the President, Chairman, Chief Executive Officer and Chief Financial Officer of Pan Global, Corp., a Nevada corporation (the “Company”), hereby acknowledge the following regarding the Company’s Form 8-K/A (Amendment No. 1) to the Form 8-K originally filed on May 2, 2013 and Form 10-Q/A (Amendment No. 1) for the quarter ended March 31, 2013 filed by the Company with the United States Securities and Exchange Commission (the “Commission”) pursuant to the Securities Exchange Act of 1934, as amended (collectively, the “Filings”):

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the Company’s Filings;

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s Filings; and

3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

IN WITNESS WHEREOF, the undersigned has executed this Certificate this 19thday of June 2013.

PAN GLOBAL, CORP.

By:	/s/ Bharat Vasandani
Name:	Bharat Vasandani
Title:	President, Chairman, Chief Executive Officer and
Chief Financial Officer
(Principal Executive Officer)
(Principal Financial and Accounting Officer)

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